Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-268003
Prospectus Supplement No. 17
(To Prospectus dated April 25, 2023)

LIVEWIRE GROUP, INC.

This prospectus supplement updates, amends and supplements the prospectus dated April 25, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-268003). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

LiveWire Group, Inc.’s common stock and warrants are listed on the New York Stock Exchange under the symbols “LVWR” and “LVWR WS.” On February 15, 2024, the closing price of our common stock was $10.97 and the closing price of our warrants was $0.2521.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 7 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 14, 2024
LiveWire Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41511	87-4730333
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3700 West Juneau Avenue, Milwaukee, Wisconsin 53208
(Address of principal executive offices, including zip code)
(650) 447-8424
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.0001 par value per share	LVWR	New York Stock Exchange
Warrants to purchase common stock	LVWR WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.
On February 14, 2024, LiveWire EV, LLC (the “Company”), a Delaware limited liability company and a subsidiary of LiveWire Group, Inc. (“Parent”), entered into a Convertible Delayed Draw Term Loan Agreement (the “Convertible Term Loan”) with Harley-Davidson, Inc. (“H-D”) providing for term loans from H-D to the Company in one or more advances up to an aggregate principal amount of $100 million. Parent is a guarantor of the Company’s obligations under the Convertible Term Loan.
The outstanding principal under the Convertible Term Loan bears interest at a floating rate per annum, as calculated by H-D as of the date of each advance and as of each June 1 and December 1 thereafter, equal to the sum of (i) the forward-looking term rate based on SOFR (i.e., the secured overnight financing rate published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate)) for a six-month interest period, plus (ii) 4.00%.

The Convertible Term Loan does not include affirmative covenants impacting the operations of the Company or Parent. The Convertible Term Loan includes negative covenants restricting the ability of the Company and Parent to incur indebtedness, create liens, sell assets, make investments, make fundamental changes, make dividends or other restricted payments and enter into affiliate transactions.

The Convertible Term Loan has a maturity date of the earlier of (i) 24 months from the date of the first draw on the loan or (ii) October 31, 2026. In the event that the Convertible Term Loan cannot be settled in cash by the Company at maturity, unless otherwise agreed between the Company and H-D, the Convertible Term Loan will be converted to equity of Parent at a conversion price per share of common stock of Parent (the “Common Stock”) equal to 90% of the volume weighted average price per share of Common Stock for the 30 trading days immediately preceding the conversion date.

Because the Convertible Term Loan may be convertible into shares of Common Stock in excess of certain percentage thresholds of the voting power and/or shares of Common Stock outstanding before such conversion, the listing standards of the New York Stock Exchange (the “NYSE”) require approval by the Company’s stockholders of the issuance of Common Stock upon conversion of the Convertible Term Loan. Therefore, Parent will seek approval from its stockholders at the next annual meeting of stockholders to issue any additional shares of Common Stock as may be necessary to effect such conversion in full.

The maturity of the Convertible Term Loan will or may be accelerated upon the occurrence of customary events of default (including failure to make loan payments when due, breach of covenants and failure to cure such breach within applicable cure periods, material misrepresentations and bankruptcy or insolvency of the Company or the Parent) as well as upon a default under (i) any other agreement or instrument evidencing indebtedness for borrowed money payable by Parent, the Company or any of their subsidiaries (A) to H-D or any affiliate of H-D or (B) to any individual or entity other than H-D where the outstanding principal balance thereof is $5 million or more and such default results in the acceleration of such indebtedness for borrowed money, (ii) any transition services or similar agreement between Parent, the Company or any of their subsidiaries, on the one hand, and H-D or any of its subsidiaries (excluding Parent), on the other hand, which default involves the non-payment of $1 million or more and/or permits the termination of such agreement, or (iii) the exclusivity provisions of that certain Contract Manufacturing Agreement dated as of September 26, 2022 between Harley-Davidson Motor Company Group, LLC and the Company, as such agreement may be amended, restated, supplemented, replaced and/or otherwise modified from time to time.

As of the date of this filing, no amounts were outstanding under the Convertible Term Loan.

The description of the Convertible Term Loan contained in this Item 1.01 does not purport to be complete and is qualified in its entirety by reference to the Convertible Term Loan, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference in this report.
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Item 2.03	Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

The disclosures set forth in Item 1.01 above are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.
The disclosure set forth in Item 1.01 above are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)Exhibits.

Exhibit No.	Description

10.1	Convertible Delayed Draw Term Loan Agreement, dated as of February 14, 2024, by and among Harley-Davidson, Inc., LiveWire EV, LLC, and LiveWire Group, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LiveWire Group, Inc.

Date: February 16, 2024	/s/ Amanda Parker
Amanda Parker
Chief Legal Officer & Corporate Secretary
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